Sullivan & Worcester LLP	T 202 775 1200
1666 K Street, NW	F 202 293 2275
Washington, DC 20006	www.sandw.com

August 9, 2012

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Virtus Equity Trust

(Virtus Growth & Income Fund)

CIK 0000034273

(File No. 333-182593)

Ladies and Gentlemen:

This letter sets forth responses to additional comments received from the staff of the Securities and Exchange Commission (the “SEC”) on August 7, 2012, with respect to the correspondence filing of responses to the SEC comments filed by Virtus Equity Trust (“Equity Trust”) on August 2, 2012. The SEC comments and responses related to the Form N-14 filed on July 9, 2012, in relation to the reorganization of Virtus Core Equity Fund, a series of Virtus Insight Trust, into Virtus Growth & Income Fund, a series of Equity Trust.

Set forth below is each additional comment and the Fund’s response thereto.

1.	Comment: Please provide disclosure explaining the reason that part of the costs of this Reorganization will be paid by the target fund.

Response: The second paragraph under the section “How will the Reorganization affect me?” in the prospectus/proxy statement has been replaced with the following disclosure:

“After the Reorganization, the value of your shares will depend on the performance of Growth & Income rather than that of Core Equity. The Board of Trustees of each of Insight Trust and Equity Trust believes that the Reorganization will benefit both Core Equity and Growth & Income. The costs of the Reorganization, including the costs of the Meeting, the proxy solicitation or any adjourned session, are estimated to be $55,000. The Reorganization is expected to provide a savings to shareholders of the Core Equity Fund on a pro forma basis, so these Reorganization costs will be split evenly between Core Equity and VIA.”

2.	Comment: In the pro forma financial information, please provide more information about the securities of the target fund expected to be sold as part of the Reorganization, by identifying the target fund’s portfolio securities that will be sold and an estimate of the costs of such sales.

BOSTON            NEW YORK            WASHINGTON, DC

U.S. Securities and Exchange Commission

August 9, 2012

Response: As described in the pro forma financial narrative, the securities to be sold and the related costs of those transactions will be determined by the subadviser of the Successor Fund after the Reorganization is complete and it begins management of the combined assets of the Funds. Therefore, the requested information is not known at this time because it has not been determined, and can only be estimated or determined after the completion of the Reorganization.

The Fund acknowledges that:

1)	it is responsible for the adequacy and accuracy of the disclosure in its filing of the above-referenced registration statement;

2)	staff comments or changes to disclose in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

3)	the Fund may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Any questions or comments with respect to this filing may be directed to the undersigned at (202) 775-1227.

Very truly yours,

/s/ Arie Heijkoop, Jr.

Arie Heijkoop, Jr.

Enclosures

cc:	Kevin J. Carr, Esq.
Ann Flood